SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

05.21.2026 DELs 073 and 083/2026 CERTIFICATE MINUTES OF THE ONE THOUSAND NINETY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF AXIA ENERGIA S.A. NIRE 3330034676-7/CNPJ No. 00001180/0001-26 It is hereby certified, for all due purposes, that the 1097th meeting of the Board of Directors of AXIA ENERGIA was held on 05.21.2026, as called by the Chairman of the Board of Directors, pursuant to the Company's Articles of Incorporation. The Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) assumed the chairmanship of the meeting. Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). There was no record of absence. Corporate Governance Participant: Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). Permanent guests: ELIO MEIRELLES WOLFF (EMW) and MARCELO DE SIQUEIRA FREITAS (MSF). INSTRUCTIONS: The support material was made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, head provision, Articles of Incorporation), except in cases involving an authorized quorum (art. 32, Articles of Incorporation). Quorum for constitution of meeting: ten members, in compliance with the minimum quorum for constitution of meeting of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. Advance notice of a conflict of interest on the part of the Director and/or their temporary absence will result in their presence being discounted from calculations of minimum quorum required to pass a board resolutions. ➢ DEL-073/2026. Execution of an Infrastructure Assignment Agreement with Eletronet. (RES 209, of 05.05.2026) The Board of Directors of AXIA Energia S.A., in the exercise of its powers, pursuant to the proposal of the Executive Board and following the favorable opinion of the Planning and Projects Committee, RESOLVED: 1. Approve the signing of Contract CT-SOCT-FO-001/2026 in the total amount of R$ 125,099,251.20 (one hundred and twenty-five million, ninety-nine thousand, two hundred and fifty-one reais and twenty cents) between ELETRONET S.A. and CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (“AXIA ENERGIA”), AXIA ENERGIA NORDESTE, AXIA ENERGIA NORTE and AXIA ENERGIA SUL, for the assignment of infrastructure in the total of 6,268 km of dark fiber optic pairs, over a period of 240 months. - Deliberative quorum: Unanimity, under the terms of the proposal of the Executive Board, the favorable manifestation of the Planning and Projects Committee was accepted. 05.21.2026 DELs 073 and 083/2026 ➢ DEL-083/2026. Over-the-Counter Level 1 ADR Program (RES 182, of 04.22.2026) The Board of Directors of AXIA Energia S.A., in the exercise of its powers, pursuant to the proposal of the Executive Board and following the favorable opinion of the People and Governance Committee, RESOLVED: 1. Approve the migration from the Level 2 ADR program to the sponsored Level 1 ADR program, in addition to Resolution 049, of 04.01.2026. 2. To authorize the Vice President of Finance and Investor Relations to take all necessary actions related to the migration process (including entering into an amendment to the current custodian agreement and signing any other documents necessary to implement this decision). - Deliberative quorum: Unanimity, in accordance with the proposal of the Executive Board, accepting the favorable manifestation of the People and Governance Committee. Closing and drawing up of the certificate of the minutes: It is hereby registered that materials relating to the resolutions of this Board of Directors' Meeting are filed at the Company's headquarters. At the end of the meeting, the Chair requested that the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The remaining resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporations Act and not classified under § 1 of art. 142 of the same Law. The following members were present: Director and Chair of the Board of Directors VICENTE FALCONI CAMPOS, ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA. Rio de Janeiro, June 01, 2026. FERNANDO KHOURY FRANCISCO JUNIOR Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.